 🔍 Search    Try Premium Free for 1 Month





Marcela Navarro

CEO & Co-Founder at ProjectXGlobal

United Kingdom

| Connect | ... |

 **ProjectXGlobal**

 **IESE Business School - University of Navarra**

 See contact info

 **500+ connections**

Marcela is the CEO and Co-Founder of Project-X, a WWF backed up corporate system's accelerator which vision is to radically transform the sustainability performance of 10 industry value chains most responsible for biodiversity decline and climate change impacts, over the next 10 years. We focus on...

 United Nations High Level Political Forum

 EXECUTIVE PERSPECTIVE: Project-X Emerges to drive...

Show more ⌄

Articles & activity

1,688 followers

 **Project X emerges to drive profitability via Sustainability**

 **Marcela Navarro**
Published on LinkedIn

https://blogs.thomsonreuters.com/sustainability/2018/04/12/executive-perspective-project-x-emerges-to-drive-profitability-via-sustainability/ ...see more

👍 Like   💬 Comment   ➡ Share

See all articles

 **Congratulations to all these beautiful women!**
Marcela commented
2 Likes

See all activity

Experience

CEO & Co-Founder

ProjectXGlobal

Nov 2015 – Present · 3 yrs 5 mos
London, United Kingdom

The next 12 years leading up to 2030 is the most critical time window humanity has ever faced. Radical change is needed in the way humans interact with the planet if we want to avoid lasting devastation.

Adaptation is essential. Innovation is central to the solution. Future innovations must not only halt further emission increases, but help absorb carbon, protect ecosystems and enable humans to adapt and cope with climate change.
... See more

 Search

The League of Intrapreneurs
Apr 2014 – Present · 5 yrs
UK

THE LEAGUE OF INTRAPRENEURS IS A GLOBAL MOVEMENT OF CORPORATE
CHANGEMAKERS WORKING TO TRANSFORM BUSINESS FROM THE INSIDE OUT.

Business.Cubed - Founder
Business.Cubed
Aug 2015 – Jan 2019 · 3 yrs 6 mos
London, United Kingdom

Innovation, Markets & Finance I Value Chain I Sustainability I Energy I Impact

**RBS - Head of Customer Innovation & Executive Business Manager to CEO
Corporate Banking Division**
RBS
Mar 2010 – Aug 2015 · 5 yrs 6 mos

• Developed the Strategic Plan for the innovation and small business agenda (key area of focus
for the division and the bank)

• Designed and led pioneer programmes on innovation, value chain and access to f... See more

RBS, Global Sales Management Head, Transaction Banking Financial Institutions
RBS
2008 – 2009 · 1 yr
London,UK

Show 1 more experience ⌄

 Search  Try Premium Free for 1 Month

IESE Business School - University of Navarra

Executive Programme: Advanced Management Programme

2008 – 2009

Harvard University

Directors Programme: Value creation through effective Boards

2015 – 2015

INSEAD

Senior Directors Programme: Executive AMP, Banking Programme Inter-Alpha

2010 – 2010







Search



Try Premium Free
for 1 Month